Filed by Graf Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graf Acquisition Corp. IV

Commission File No. 333-271929

Date: August 24, 2023

This filing relates to the proposed merger involving Graf Acquisition Corp. IV (“Graf”) and NKGen Biotech, Inc. (“NKGen”), pursuant to the terms of that certain Agreement and Plan of Merger, dated April 14, 2023.

NKGen issued the following press release on August 24, 2023.

NKGen Biotech, Inc. Announces First Patient Dosed in Phase I Clinical Trial of SNK02, Allogeneic NK Cell Therapy Product Candidate, for the Treatment of Solid Tumors

SANTA ANA, California, August 24, 2023 -- NKGen Biotech, Inc. (“NKGen” or the “Company”), a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic, and CAR-NK natural killer (“NK”) cell therapies, today announced the first patient has been dosed in a Phase I, multi-center, open-label, dose-escalation study evaluating its cryopreserved investigational allogeneic blood-derived NK cell therapy (“SNK02”). In October 2022, the Food and Drug Administration allowed NKGen’s Phase I SNK02 clinical trial to proceed per its Investigational New Drug application. NKGen previously announced a proposed business combination with Graf Acquisition Corp. IV (NYSE: GFOR.U, GFOR, GFOR.WS).

This Phase I clinicial trial is evaluating the safety and tolerability of SNK02 in participants with pathologically confirmed solid tumors refractory to standard of care therapy. The study drug, SNK02, will be administered as an intravenous infusion, weekly for eight weeks. SNK02 consists of NK cells isolated from healthy donor peripheral blood mononuclear cells. NKGen’s proprietary allogeneic manufacturing process is technically capable of producing hundreds of thousands of potential doses of NK cell therapies from materials collected from a single donor. Processed SNK02 cells are expected to possess 99% purity and very high receptor expression rates. Its cryopreservation process allows the Company to maintain significant cytotoxicity, potentially making SNK02 an accessible investigational off-the-shelf candidate for clinical trials treating malignancies with an emphasis on solid tumors.

“We are excited to have dosed our first patient in the Phase I SNK02 clinical trial in refractory cancer patients with limited treatment options,” said Paul Y. Song, M.D., CEO of NKGen. “SNK02 seeks to be one of the first cryopreserved allogeneic NK cell therapy for solid tumors that does not require lymphodepletion before administration. We believe the lack of lymphodepletion has the potential to better preserve the already fragile immune function of heavily pre-treated cancer patients with advanced disease. If successful, this therapy may lead to better overall synergy in future combination regimens with immune checkpoint inhibitors where a robust T-cell response is needed.”

For additional information on the SNK02 clinical trial, please visit www.clinicaltrials.gov using the identifier NCT05990920.

About NKGen

NKGen is a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic, and CAR-NK natural killer cell therapies. NKGen is headquartered in Santa Ana, California, USA. For more information, please visit www.nkgenbiotech.com.

About Graf Acquisition Corp. IV (“Graf”)

Graf is a blank-check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The forward-looking statements made in this press release relate only to the events or information as of the date on which the statements are made. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of NKGen’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including but not limited to the risks that early-stage clinical trials may not be predictive of future results, NKGen’s ability to manage the SNK02 clinical trial successfully, the scope, progress and expansion of the SNK02 clinical trial and ramification for the cost thereof, clinical, scientific and regulatory developments, NKGen’s ability to raise additional funding to complete the development of its product candidates, such as SNK01 and SNK02, and the inability of NKGen or Graf to successfully or timely consummate the proposed business combination. These forward-looking statements are based upon NKGen’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Except as required by law, NKGen undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this press release completely and with the understanding that our actual future results or performance may be materially different from what we expect. In this press release, statements of, or references to, our intentions and expectations are made as of the date of this press release.

Important Information and Where to Find It

The proposed business combination between NKGen and Graf (the “business combination”) will be submitted to stockholders of Graf for their consideration. Graf has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the proposed business combination, which includes both a definitive prospectus with respect to the securities of the post-combination company to be issued in connection with the proposed business combination and a proxy statement to be distributed to Graf’s stockholders in connection with Graf’s solicitation of proxies for the vote by its stockholders in connection with the proposed business combination and other matters as described in the Registration Statement. The Registration Statement was declared effective by the SEC and Graf mailed the definitive proxy statement/prospectus to its stockholders as of the record date established for voting on the proposed business combination. Graf urges its investors, stockholders and other interested persons to read the definitive proxy statement/prospectus, as well as other documents filed by Graf with the SEC, because these documents contain important information about Graf, NKGen and the proposed business combination. Stockholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed by Graf with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, TX 77380.

Participants in the Solicitation

Graf and NKGen and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Information about the directors and executive officers of Graf is set forth in the definitive proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Graf stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Internal Contact:

Denise Chua, MBA, CLS, MT (ASCP)

Vice President, Investor Relations and Corporate Communications

NKGen Biotech, Inc.

dchua@nkgenbiotech.com

Sabrina McKee

Chief Financial Officer and EVP, Strategy

Graf Acquisition Corp. IV

sabrina@grafacq.com

External Contacts:

Chris Calabrese

Managing Director

LifeSci Advisors, LLC

ccalabrese@lifesciadvisors.com

Kevin Gardner

Managing Director

LifeSci Advisors, LLC

kgardner@lifesciadvisors.com